Exhibit (a)(12)

INTERNAL MEMORANDUM

Date:	September 24, 2009

From:	Sepracor Inc.

To:	Participants in Sepracor’s Employee Stock Purchase Plan Current Offering Period (June 1, 2009 through November 30, 2009)

Subj:	Treatment of ESPP in Merger

This memorandum addresses the handling of contributions to the Sepracor Inc. (the “Company”) 1998 Employee Stock Purchase Plan (the “ESPP”) during the current offering period and your right to purchase shares of common stock (the “Common Stock”) of the Company using these contributions.  This memorandum also addresses how the shares of Common Stock purchased using these contributions will be handled pursuant to the Merger Agreement (as defined below).

As you are aware, on September 3, 2009, the Company entered into an agreement and plan of merger (the “Merger Agreement”) with Dainippon Sumitomo Pharma Co., Ltd. (“DSP”) and Aptiom, Inc. (“Purchaser”), an indirect wholly-owned subsidiary of DSP.  In accordance with the Merger Agreement, the Purchaser has commenced a tender offer to purchase all of the Company’s issued and outstanding shares of Common Stock at a price of $23.00 per share in cash, without interest and subject to applicable withholding taxes, and, subject to the terms of the Merger Agreement, will subsequently merge into the Company, with the Company surviving as an indirect wholly-owned subsidiary of DSP (the “Merger”).

Pursuant to the Merger Agreement, ten (10) days prior to the closing of the Merger (the “Purchase Date”) the Company will apply your payroll withholdings account for the current offering period to the purchase of Common Stock in accordance with the terms of the ESPP.  We expect that the Common Stock will be purchased at a price of $13.52 per share.  Upon the closing of the Merger, any shares purchased under the ESPP on the Purchase Date will be converted automatically into the right to receive a cash payment in the amount of $23.00 per share, without interest and subject to applicable withholding taxes.  Any outstanding rights to purchase Common Stock under the ESPP will terminate upon the closing of the Merger.

Please note that you are not permitted to increase your payroll deductions (or increase your purchase elections under the ESPP in any other way) from those that were in effect on September 3, 2009.